Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

BACKGROUND

On January 23, 2023, 1397468 B.C. Ltd (“New LAC” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) for the sole purpose of acquiring ownership of the North American business assets and investments (“LAC North America”) of Lithium Americas Corp. (“Old LAC”), which is now named Lithium Americas (Argentina) Corp., pursuant to a separation transaction (the “Separation”). Upon consummation of the Separation on October 3, 2023, New LAC was re-named Lithium Americas Corp., and its common shares were listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “LAC.”

The Separation was implemented by way of a plan of arrangement (“Plan of Arrangement”) under the laws of British Columbia pursuant to an arrangement agreement between the Company and Old LAC. Pursuant to the terms of the Separation, Old LAC contributed to New LAC, among other assets and liabilities, its interest in the Thacker Pass project (“Thacker Pass”), its investment in Green Technology Metals and Ascend Elements, certain intellectual property rights, its receivable or loan to 1339480 B.C. Ltd., and cash of $275.5 million including $75 million to establish sufficient working capital. New LAC then distributed its common shares to shareholders of Old LAC in a series of share exchanges. The Separation was pro rata to the shareholders of Old LAC, so that the holders maintained the same proportionate interest in Old LAC and New LAC both immediately before and immediately after the Separation.

This Management’s Discussion and Analysis (“MD&A”) of New LAC, prepared as of November 8, 2023, should be read in conjunction with the Company’s unaudited condensed consolidated carve-out interim financial statements and the notes thereto for the three and nine months ended September 30, 2023 (“Q3 2023 financial statements”), and LAC North Americas’ audited carve-out financial statements and notes thereto for the year ended December 31, 2022 (“2022 annual financial statements”). All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements.

OUR BUSINESS

New LAC is a Canadian-based resource company focused on the advancement of significant lithium projects. The Company strives to operate under the highest environmental, social, governance and safety (“ESG-S”) standards to foster the sustainable advancement of projects that support the vital lithium supply chain and the global transition to cleaner energy. Our flagship project is Thacker Pass, located in northwestern Nevada, USA. Thacker Pass is a sedimentary-based lithium deposit located in the McDermitt Caldera in Humboldt County, Nevada. The Company owns 100% of Thacker Pass through its wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”). The Company also holds investments in Green Technology Metals Limited (“GT1”) and Ascend Elements, Inc. (“Ascend Elements”), and exploration properties in the United States and Canada.

The Company’s head office and principal address is Suite 400, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC.” The Company operates in the United States through its wholly-owned subsidiary, Lithium Nevada.

Additional information relating to the Company, including the Company’s Alternative Annual Information Form (“AIF”), is available on the Company’s website at www.lithiumamericas.com and on SEDAR at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

HIGHLIGHTS

Thacker Pass

•	Major earthworks and detailed engineering continue to advance in preparation for major construction to commence in 2024.

•

The Company acquired repurposed temporary housing and kitchen facilities for the workforce hub, to provide housing for construction workers in the town of Winnemucca. The units are being shipped and delivered to the site in preparation for peak construction. Earthworks to prepare the workforce hub facility in Winnemucca are ongoing and progressing well.

•

The Company continues to work closely with the U.S. Department of Energy (“DOE”) Loan Programs Office to advance confirmatory due diligence and term sheet negotiations for the Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”), following the receipt of a Letter of Substantial Completion on February 22, 2023.

•

The Company expects the DOE ATVM Loan Program conditional approval process to be completed in late-2023-early-2024, and if approved, to fund up to 75% of capital costs for construction of Phase 1. Development costs incurred by the project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023.

•	The construction budget for the second half of 2023 is $145 million (cash based), of which $51.1 million was spent in Q3 2023 primarily on advancing engineering, earthworks and the workforce hub.

•

The Department of Economics at the University of Nevada, Reno completed an Economic Impact Assessment of Thacker Pass Phase 1 and 2 construction and operations over the 40-year life of mine for Humboldt Country and the State of Nevada, based on the Thacker Pass Feasibility Study, effective November 2, 2022. Based on this assessment:

•	Thacker Pass is expected to generate over 1,500 construction jobs.

•

In Humboldt County, Phase 1 and 2 construction activities are estimated to generate approximately $725 million of economic activity annually, and operations after project completion are estimated to generate economic impact of at approximately $2 billion annually.

•

In the State of Nevada, it is expected that every $1 the Company invests on Phase 1 and 2 capital construction will generate an additional $0.76 of spending, and that every direct job created during construction will generate an additional six jobs.

Corporate

•	As at October 3, 2023, the Company had approximately $275.5 million in cash and cash equivalents.

•

The maximum price for General Motors (“GM”) second tranche investment equal to an aggregate purchase price of $330 million (“Tranche 2”) was adjusted post-Separation. GM is expected to invest Tranche 2 following the Company securing sufficient available capital to fund the development of Thacker Pass Phase 1 (the “Funding Condition”). The number of shares is to be determined using a conversion price equal to the lower of (a) the 5-day volume weighted average share price (which is determined as of the date the notice that the Funding Condition has been met) and (b) $17.36 per share, as adjusted for the Separation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

THACKER PASS PROJECT PROGRESS IN Q3 2023

Figure A: Intersection improvements in the nearby town of Orovada were completed in July 2023.	Figure B: Construction water ponds were filled in mid-July 2023.

Figure C: Six Komatsu trucks were delivered to site in September 2023.	Figure D: Major earthworks construction continues at Thacker Pass.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Health and Safety

Together with the Company’s Engineering, Procurement and Construction Management (“EPCM”) contractor, Bechtel, construction at Thacker Pass continues to move forward with a focus on safety. At the end of September 2023, 71,567 work hours were completed on-site without a lost time incident (“LTI”).

DOE Loan Application and Financing Process

The Company continues to work closely with the DOE Loans Program Office to advance confirmatory due diligence and term sheet negotiations for the ATVM Loan Program, following the receipt of a Letter of Substantial Completion on February 22, 2023.

The Company expects the DOE ATVM Loan Program conditional approval process to be completed in late-2023-early-2024, and if approved, to fund up to 75% of capital costs for construction of Phase 1. Development costs incurred by the project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023.

The Letter of Substantial Completion followed the Company’s April 2022 application for the DOE ATVM Loan Program. The DOE’s invitation to enter into confirmatory due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed.

With the combination of expected funding from the ATVM Loan Program, General Motors’ $650 million equity investment (see below) and cash on hand, the Company expects to secure funding to substantially de-risk Thacker Pass Phase 1 construction.

Regulatory and Permitting

All state and federal permits to begin construction are in place and the Company commenced construction on February 28, 2023, following receipt of a notice to proceed from the Bureau of Land Management (“BLM”).

On February 6, 2023, the Company received a favorable ruling from the Federal Court for the appeal filed against the BLM for the issuance of the Record of Decision (“ROD”) (the “Initial ROD Challenge”). The Federal Court declined to vacate the ROD for the mining Plan of Operations and ordered the BLM to consider one issue under the mining law relating to whether the Company possesses adequate mining-claim rights to the lands over the area in which the waste rock storage and tailings are expected to be located. On May 16, 2023, the U.S. Interior Department announced the completion of the court-remanded analysis and found that nearly all of the site contains viable lithium with fewer than 10 claims not containing lithium mineralization. This was the Company’s final obstacle for continuing construction.

A subsequent appeal of the Federal Court’s ruling in the Initial ROD Challenge was filed in the U.S. Court of Appeals for the Ninth Circuit in February 2023. The appellants’ motions for an injunction pending appeal were all denied by the courts, and construction commenced. On July 17, 2023, the Ninth Circuit court unanimously affirmed the District Court’s decision.

A new lawsuit was filed in Federal District Court in February 2023 by three tribes asserting among other claims, inadequate consultation by the BLM prior to the issuance of the ROD. The arguments advanced in the new lawsuit overlap with certain of the arguments advanced during the Initial ROD Challenge. The Company intervened in this new lawsuit in support of the ROD. In March 2023, the Federal District Court denied the plaintiffs’ requests for a temporary restraining order and preliminary injunction.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

The Company’s application with the State of Nevada Division of Water Resources (“NDWR”) for the transfer of certain water rights for Phase 1 of the Thacker Pass Project was approved by the State Engineer in February 2023. The State Engineer’s Office issued the final water rights permits on June 30 and July 3, 2023, authorizing the Company to use its water production wells. The State Engineer’s decision was appealed by a local ranching company in March 2023. The case is currently pending. The Company has commenced using the water rights for construction activities at the Thacker Pass project site consistent with the State Engineer’s authorization.

Construction Update

On March 2, 2023, the Company announced the start of construction activities at Thacker Pass following receipt of notice to proceed from the BLM. Thacker Pass is expected to create over 1,500 jobs during construction and 500 jobs during operations. Initial production of Phase 1 following mechanical completion is targeted to commence in the second half of 2026.

The Company has awarded the EPCM contract to Bechtel, for the design, procurement and execution of Phase 1. Other major construction contracts awarded include:

•	Aquatech International LLC has been awarded the contract for the magnesium sulfate and lithium carbonate chemical plants.

•	EXP Global Inc. has been awarded the contract for the engineering, procurement, construction support, commissioning and start-up services for the sulfuric acid plant.

•

MECS, Inc. was awarded the contract for the technology license, engineering and equipment for the sulfuric acid plant including their state-of-the-art MECS® Heat Recovery System, to harness waste heat to generate steam from the sulfuric acid plant, which will subsequently be converted into carbon-free electricity for the processing plant.

•	The transload terminal design has been awarded to a contractor.

The Company, Bechtel and the North American Building Trade Unions (“NABTU”) have entered into a memorandum of understanding agreeing to a project labor agreement (“PLA”) for major construction activities for Phase 1 of Thacker Pass. Further, the parties agreed to utilize the form of a National Construction Agreement with a project specific addendum as the PLA for the Thacker Pass construction.

Construction is progressing on track, including the start of major earthworks construction in mid-June 2023. The water pipelines and ponds required during construction are completed, and the ponds were filled in early-July 2023.

A parcel of land in Winnemucca for the workforce hub, which will provide housing for temporary construction workers, was identified and secured. The Company acquired repurposed temporary housing and kitchen facilities for the workforce hub that is currently mobilized and being delivered to the site. The workforce hub is expected to be completed by mid-2024 in advance of peak construction.

General Motors

On January 30, 2023, Old LAC entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in two tranches. The investment from GM is to support the North American business by creating the foundation for an independent U.S. business focused on Thacker Pass and a North American lithium supply chain. This investment is the largest-ever investment to date by an automaker to produce battery raw materials.

On February 16, 2023, the first tranche of $320 million closed with GM’s purchase of 15 million common shares of Old LAC at $21.34 per share, at which time Old LAC and GM separately entered into an offtake agreement (the “Offtake Agreement”) where GM receives exclusive access to Phase 1 production through a binding supply agreement and a Right of First Offer on Phase 2 production.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

The second tranche of an aggregate purchase price of $330 million is subject to a number of conditions and approvals, including the Funding Condition. Tranche 2 will be implemented through the purchase of common shares, with the number of shares to be determined using a conversion price equal to the lower of (a) the 5-day volume weighted average share price (which is determined as of the date the notice that the Funding Condition has been met) and (b) $17.36 per share, as adjusted for the Separation.

On Separation, the GM agreements relating to the second tranche were terminated and replaced by corresponding agreements between New LAC and GM. GM is New LAC’s largest shareholder and offtake partner.

Financial advisory fees of approximately $17 million were accrued or paid in connection with the closing of the first tranche and $6 million will become payable upon completion of the second tranche of GM’s investment.

Process Engineering and Design

Feasibility Study for Phase 1 and 2

On October 3, 2023, the Company re-issued the feasibility study titled “Feasibility Study: National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA” dated effective November 2, 2022 (the “Thacker Pass Feasibility Study”). The Company also previously issued the “Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA” with an effective date of December 31, 2022 (the “Thacker Pass 1300 Report” and collectively with the Thacker Pass Feasibility Study, the “Reports”). The Reports target an initial nominal production capacity of 40,000 tonnes per annum (“tpa”) of lithium carbonate (“Li2CO3”) with a second stage expansion targeting a total nominal production capacity of 80,000 tpa. A project life of 40 years (“LOM”) is expected to utilize less than 25% of the current Measured and Indicated (“M&I”) mineral resource estimate. Actual production varies by year with highest production rates in the earlier years of operations; anticipated average production of approximately 70,000 tpa Li2CO3 in the first 25 years and approximately 67,000 tpa over LOM, including ramp up of Phase 1 and Phase 2.

Summary of the Reports

Scenarios	Year 1-25	40 Years LOM
Design production capacity	80,000 tpa Li2CO3 (Phase 1 – 40,000 tpa)
Mining method	Continuous open-pit mining
Processing method	Sulfuric acid leaching
Mineral reserves	3.7 Mt lithium carbonate equivalent (“LCE”) at a grade of 3,160 ppm Li
Period	25 years	40 years
Lithium carbonate price[1]	$24,000 / t Li2CO3
Initial capital costs – Phase 1	$2,268 million
Initial capital costs – Phase 2	$1,728 million

[1]	Based on Q3 2022 long-term lithium carbonate price outlook from a leading industry market consultant.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Scenarios	Year 1-25	40 Years LOM

Sustaining capital costs	$628 million	$1,510 million
Operating Costs (average)	$6,743 / t	$7,198 / t
Average Annual EBITDA (per year) [2]	$1,176 million	$1,094 million
After-tax net present value (“NPV”) @ 8% Discount Rate	$4,950 million	$5,727 million
After-tax internal rate of return (“IRR”)	21.2%	21.4%

Detailed scientific and technical information with respect to Thacker Pass can be found in the Thacker Pass Feasibility Study that was filed with the securities regulatory authorities in each of the provinces and territories of Canada on October 3, 2023 and in the Thacker Pass 1300 Report filed with the United States Securities and Exchange Commission (the “SEC”) on August 22, 2023.

Mineral Reserve and Mineral Resource Estimate Update

The Reports include a Mineral Reserve estimate for Thacker Pass of 3.7 million tonnes (“Mt”) of LCE grading at 3,160 parts per million (“ppm”) lithium (“Li”) of Proven and Probable (“P&P”), comprised of 3.3 Mt LCE Proven Reserves at 3,180 ppm Li and 0.4 Mt LCE of Probable Reserves at 3,010 ppm Li.

The Thacker Pass 1300 Report includes a Mineral Resource estimate, exclusive of reserves, of 12.1 Mt of LCE grading 1,860 ppm Li of M&I, comprised of 3.4 Mt LCE Measured Resources at 1,990 ppm Li and 8.7 Mt LCE Indicated Resources at 1,820 ppm Li. The Thacker Pass Feasibility Study includes a Mineral Resource estimate, inclusive of reserves, of 16.1 Mt of LCE grading 2,070 ppm Li of M&I, comprised of 7.0 Mt LCE Measured Resources at 2,450 ppm Li and 9.1 Mt LCE Indicated Resources at 1,850 ppm Li. The Mineral Resource estimate in both Reports also included 3.0 Mt LCE of Inferred Resources grading 1,870 ppm. Mineral Reserves have been converted from measured and indicated Mineral Resources in the Reports and have demonstrated economic viability. The effective date of the estimates in the Thacker Pass Feasibility Study was November 2, 2022 and in the Thacker Pass 1300 Report was December 31, 2022. See the Reports filed on SEDAR and EDGAR, as applicable, for further details. The Thacker Pass 1300 Report is discussed in more detail in the Company’s Form 20-F registration statement which was originally filed with the SEC on August 22, 2023.

Social Responsibility

ESG-S Report

In August 2023, in preparation of its Separation, Old LAC published an ESG-S report themed Accelerating Toward a New Era of Sustainable Value, for its North American business unit. The North American report highlight overall ESG-S progress at Thacker Pass during the reporting period of January 1, 2022 through to June 30, 2023. The report reflects New LAC’s commitment to creating sustainable value by being a safe, environmentally responsible and inclusive lithium company. The report is available at www.lithiumamericas.com.

[2]	Non-GAAP financial measure - refer to section “Use of Non-GAAP Financial Measures and Ratios.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Economic Impact Assessment

The Department of Economics at the University of Nevada, Reno completed an Economic Impact Assessment of Thacker Pass Phase 1 and 2 construction and operations over the 40-year life of mine for Humboldt Country and the state of Nevada, based on the Thacker Pass Feasibility Study, effective November 2, 2022. Based on this assessment:

•	Thacker Pass is expected to generate over 1,500 construction jobs and 500 permanent jobs during operations.

•

In Humboldt County, Phase 1 and 2 construction activities are estimated to generate approximately $725 million of economic activity annually, and operations after project completion are estimated to generate economic impact of approximately $2 billion annually.

•

In the State of Nevada, it is estimated that every $1 the Company invests on Phase 1 and 2 capital construction will generate an additional $0.76 of spending and that every direct job created during construction will generate an additional six jobs.

RESULTS OF OPERATIONS – NET INCOME ANALYSIS

Nine Months Ended September 30, 2023 compared with the Nine Months Ended September 30, 2022

The following table summarizes the results of operations for the nine months ended September 30, 2023 (the “current year to date period” compared with the nine months ended September 30, 2022 (the “prior year to date period”):

Financial results	Nine Months Ended September 30,		Change
(in US$ million)	2023 $	2022 $	$
EXPENSES
Exploration expenditures
Engineering	0.8	16.7	(15.9)
Consulting, salaries and other compensation	2.5	7.6	(5.1)
Permitting, environmental and claim fees	0.3	3.1	(2.8)
Field supplies and other	—	1.0	(1.0)
Depreciation	0.2	1.3	(1.1)
Drilling and geological expenses	0.1	1.5	(1.4)

	3.9	31.2	(27.3)

General and administrative (allocation of corporate costs)
Salaries, benefits and other compensation	5.0	2.5	2.5
Office and administration	1.4	1.3	0.1
Professional fees	2.5	1.9	0.6
Investor relations, regulatory fees and travel	1.1	0.9	0.2

	10.0	6.6	3.4

	13.9	37.8	(23.9)

OTHER ITEMS
Transaction costs	9.3	—	9.3
Gain on change in fair value of GM transaction derivative liability	(32.8)	—	(32.8)
Loss on change in fair value of Green Technology Metals’ shares	3.9	3.5	0.4
Gain on change in fair value of Ascend Elements	(3.6)	—	(3.6)
Finance cost and other income	0.3	3.0	(2.7)

	(22.9)	6.5	(29.4)

NET (INCOME)/LOSS	(9.0)	44.3	(53.3)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Net income of $9.0 million for the nine months ended September 30, 2023 compared with net loss of $44.3 million for the prior year to date period, is primarily attributable to:

•	a decrease in exploration expenditures related to commencement of construction of Thacker Pass and commencement of capitalization of a majority of the project costs effective February 1, 2023; and

•

a gain on change in fair value of the derivative liability with respect to a warrant agreement and a subscription agreement with GM (“GM Tranche 2 Agreements”) of $32.8 million driven primarily by a decrease in the market value of Old LAC’s shares and volatility assumptions at September 30, 2023, compared to inception of the agreements. As the GM Tranche 2 Agreements were signed in the current year to date period, the derivative liability did not exist in the nine months ended September 30, 2022.

•	a gain on change in fair value of the investment in Ascend Elements.

Higher net income was partially offset by:

•

higher transaction costs incurred during the nine months ended September 30, 2023 mainly associated with professional and advisory fees as well as transaction fees related to the GM transaction and Separation;

•

higher allocation of corporate costs due to an increase in salaries, other compensation costs, office and administration expenditures incurred for the nine months ended September 30, 2023 in order to be prepared to operate independently after Separation; and

•	a higher loss on change in fair value of investment in Green Technology Metals.

Expenses

Exploration and evaluation expenditures for the nine months ended September 30, 2023 decreased to $3.9 million compared with $31.2 million for the nine months ended September 30, 2023. The current year to date period includes Thacker Pass exploration expenditures for the month of January 2023, after which construction commenced on February 1, 2023 and a majority of the project costs from February 1, 2023 were capitalized.

General and administrative expenses for the nine months ended September 30, 2023 increased to $10.0 million compared with $6.6 million in the prior year to date period due to higher allocation of corporate costs and higher insurance, legal and consulting fees reflecting increased corporate activities. Salaries and benefits increased in the current year to date period, mainly due to an increase in the number of employees to support growth of the Company’s operations and increases in remuneration of employees and directors due to an increase in the size and scope of the business operations.

Other Items

The gain on change in fair value of the GM Tranche 2 Agreements derivative liability of $32.8 million was driven by changes in the underlying valuation assumptions, including the decrease as at September 30, 2023 compared to January 30, 2023, of the market price of Old LAC’s shares from $21.99 to $17.01, a decrease in volatility assumption from 58.34% to 49.13%, partially offset by an increase in risk-free rate from 4.77% to 5.68%.

Transaction costs for the nine months ended September 30, 2023 increased to $9.3 million from $Nil in the prior year to date period due to transaction costs associated with the Separation and completion of the General Motors warrant agreement which both occurred in 2023. Loss on change in fair value of investment in Green Technology Metals for the nine months ended September 30, 2023 increased to $3.9 million from $3.5 million in the prior year

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

to date period. Gain on change in fair value of investment in Acend Elements for the nine months ended September 30, 2023 increased to $3.6 million from $Nil in the prior year to date period. Finance costs for the nine months ended September 30, 2023 decreased to $0.3 million from $3 million in the prior year to date period reflecting interest expense on the loan from Old LAC.Three Months Ended September 30, 2023 compared with Three Months Ended September 30, 2022

The following table summarizes the results of operations for the three months ended September 30, 2023 (“Q3 2023”) compared with three months ended September 30, 2022 (“Q3 2022”):

Financial results	Three Months Ended September 30,		Change
(in US$ million)	2023 $	2022 $	$
EXPENSES
Exploration expenditures
Engineering	—	4.5	(4.5)
Consulting, salaries and other compensation	—	2.7	(2.7)
Permitting, environmental and claim fees	—	0.8	(0.8)
Field supplies and other	—	0.4	(0.4)
Depreciation	—	0.6	(0.6)
Drilling and geological expenses	—	0.6	(0.6)

	—	9.6	(9.6)

General and administrative (allocation of corporate costs)
Salaries, benefits and other compensation	1.6	0.7	0.9
Office and administration	0.4	0.4	—
Professional fees	0.8	0.8	—
Investor relations, regulatory fees and travel	0.4	0.3	0.1

	3.2	2.2	1.0

	3.2	11.8	(8.6)

OTHER ITEMS
Transaction costs	2.5	—	2.5
Gain on change in fair value of GM transaction derivative liability	(4.7)	—	(4.7)
Loss on change in fair value of Green Technology Metals’ shares	2.7	(0.7)	3.4
Gain on change in fair value of Ascend Elements	(3.6)	—	(3.6)
Finance cost and other income	0.1	1.0	(0.9)

	(3.0)	0.3	(3.3)

NET LOSS	0.2	12.1	(11.9)

Lower net loss of $0.2 million in Q3 2023 compared with $12.1 million in Q3 2022 is primarily attributable to:

•	a decrease in exploration expenditures related to commencement of construction of Thacker Pass and capitalization of majority of the project costs starting February 1, 2023.

Lower net loss was partially offset by:

•

gain on change in fair value of the derivative liability with respect GM Tranche 2 Agreements of $4.7 million driven primarily by a decrease in market value of Old LAC’s shares and volatility assumptions for Q3 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Expenses

Exploration and evaluation expenditures decreased to $Nil in Q3 2023 compared with $9.6 million in Q3 2022 due to commencement of construction of Thacker Pass and capitalization of a majority of the project costs from February 1, 2023.

General and administrative expenses during Q3 2023 increased to $3.2 million from $2.2 million in Q2 2022 due to the increase in the allocation of corporate costs and higher insurance, legal and consulting fees reflecting increased corporate activities. Salaries and benefits increased primarily due to an increase in the number of employees to support growth of operations, increases in remuneration of employees and directors due to an increase in the size and scope of business operations.

Other Items

Gain on change in fair value of the GM Tranche 2 Agreements derivative liability of $4.7 million was driven by changes in the underlying valuation assumptions, including the decrease as at September 30, 2023 compared to June 30, 2023, of the market price of the Old LAC’s shares from $20.21 to $17.01, a increase in volatility assumption from 46.47% to 49.13%, partially offset by an decrease in risk-free rate from 5.71% to 5.68%.

Transaction costs for Q3 2023 increased to $2.5 million from $Nil in Q3 2022 reflecting transaction costs associated with the evaluation of the Separation, and General Motors investment that occurred in 2023. The loss on change in fair value of investment in Green Technology Metals during Q3 2023 of $2.7 million compared with a gain of $0.7 million in Q3 2022. The gain on change in fair value of investment in Ascend Elements during Q3 2023 of $3.6 million compared with a gain of $Nil in Q3 2022. Finance costs and other income during Q3 2023 were $0.1 compared with $1.0 million in Q3 2022 reflecting mainly interest expense on the Loan from parent.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Nine Months Ended September 30,
(in US$ million)	2023 $	2022 $
Cash used in operating activities	(33.8)	(38.5)
Cash used in investing activities	(115.7)	(19.9)
Cash provided by financing activities	349.4	59.7

Change in cash and cash equivalents	199.9	1.3
Cash and cash equivalents - beginning of the period	0.6	0.9

Cash and cash equivalents - end of the period	200.5	2.2

As at September 30, 2023, the Company had cash and cash equivalents of $200.5 million (December 31, 2022 – $0.6 million) which includes the remaining net proceeds of the Tranche 1 Investment. On October 3, 2023, an additional $75 million in cash was transferred from Old LAC to New LAC to establish sufficient working capital for New LAC, pursuant to the Plan of Arrangement.

Liquidity Outlook

On January 30, 2023, Old LAC entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in Old LAC in two tranches. Proceeds from the investment, including from GM Tranche 1 Investment of approximately $320 million which closed on February 16, 2023, are to be used for the construction of Thacker Pass. The GM Tranche 2 funding is conditional upon certain conditions being met, including the Company securing sufficient available capital to complete the development of Phase 1 of Thacker Pass as set out in the Thacker Pass Feasibility Study. Effective upon Separation on October 3, 2023, the agreement with GM was assigned to New LAC and the unspent proceeds of the GM Tranche 1 Investment previously included in the carve-out financial information, were transferred to New LAC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

The Company continues to advance its formal application under the ATVM Loan Program submitted in April 2022 to the DOE for partial funding of Thacker Pass development. Further to the Letter of Substantial Completion received from the DOE, the Company is proceeding with the confirmatory due diligence and term sheet negotiations process. The ATVM Loan Program is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and components used in those vehicles. If the Company is offered a loan by the DOE, it expects funding from the ATVM Loan Program to provide up to 75% of Thacker Pass capital costs for construction of Phase 1. DOE’s invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed.

The Company expects the GM Tranche 1 Investment and other sources of financing to provide sufficient financial resources to fund the development of Thacker Pass, general and administrative and other expenditures for at least the next eighteen to twenty-four months.

The Company continues to develop its projects and does not generate revenues from operations. The Company’s capital resources are driven by the status of its projects, and its ability to compete for investor support of its projects.

Over the long-term, the Company expects to meet its obligations and fund the development of Thacker Pass through its financing plans described above; however, due to the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the nine months ended September 30, 2023 was $33.8 million (2022 – $38.5 million). The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during the nine months ended September 30, 2023 was $115.7 million (2022 – $19.9 million). During the nine months ended September 30, 2023, the Company spent $115.4 million on additions to Property, Plant and Equipment, including construction costs related to Thacker Pass.

Financing Activities

Funding from the Parent

Prior to the Separation, the Company was funded via a loan from Old LAC (recorded within liabilities) or capital contributions (recorded within Net parent investment in equity). The Net parent investment represented Old LAC’s interest in the recorded net assets and the cumulative net equity investment in Old LAC through the dates presented. The Net parent investment from the Old LAC during the nine months ended September 30, 2023 was $46.2 million (2022 – $59.9 million). On October 3, 2023, Old LAC contributed to the Company a transfer of cash resulting in a balance of cash and cash equivalents of $276 million at New LAC upon Separation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

General Motors Investment

On January 30, 2023, Old LAC entered in an agreement with GM, pursuant to which GM has agreed to make a $650 million investment in Old LAC, the proceeds of which are to be used for the construction and development of Thacker Pass. On February 16, 2023, the first tranche of $320 million was closed, resulting in GM’s purchase of 15 million common shares of Old LAC and the gross proceeds released from escrow. The second tranche of $330 million will be invested in New LAC following the Separation and the Funding Condition being achieved.

RELATED PARTY TRANSACTIONS

Funding from parent

Prior to the Separation, LAC North America was funded via Loans from parent (recorded within liabilities) or capital contributions (recorded within Net parent investment in equity). The Net parent investment represents the Old LAC’s interest in the recorded net assets of LAC North America and the cumulative net equity Investment by the Old LAC through the dates presented. Upon Separation, $75 million in cash was transferred from Old LAC to New LAC to establish sufficient working capital for New LAC, pursuant to the Plan of Arrangement. After the Separation, Old LAC and New LAC ceased to be related parties.

Allocation of Parent Costs

Certain costs related to LAC North America incurred by Old LAC, are allocated to LAC North America and presented as general and administrative expenditures in the carve-out statement of comprehensive loss. Allocated costs for the nine months ended September 30, 2023, totaled $8.7 million (2022 - $6.6 million).

General and Administrative (allocation of corporate costs)	Nine Months Ended September 30,		Change
(in US$ million)	2023 $	2022 $	$
Salaries, benefits and other compensation	5.0	2.5	2.5
Office and administration	1.2	1.3	(0.1)
Professional fees	1.4	1.9	(0.5)
Investor relations, regulatory fees and travel	1.1	0.9	0.2

Total	8.7	6.6	2.1

Allocated costs for Q3 2023 totaled $2.7 million (2022 - $2.2 million).

General and Administrative (allocation of corporate costs)	Three Months Ended September 30,		Change
(in US$ million)	2023 $	2022 $	$
Salaries, benefits and other compensation	1.6	0.7	0.9
Office and administration	0.3	0.4	(0.1)
Professional fees	0.5	0.8	(0.3)
Investor relations, regulatory fees and travel	0.3	0.3	—

Total	2.7	2.2	0.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

CONTRACTUAL OBLIGATIONS

As at September 30, 2023, the Company had the following contractual obligations (undiscounted):

	Years ending December 31,
(in US$ million)	2023 $	2024 $	2026 and later $	Total $
Accounts payable and accrued liabilities	17.2	—	—	17.2
Obligations under office leases¹	0.2	0.8	1.0	2.0
Other obligations¹	—	8.2	—	8.2
Loans from Parent	46.3	—		46.3

Total	63.7	9.0	1.0	73.7

¹Include principal and interest/finance charges.

Lithium America’s commitments including royalties, and option payments are disclosed in Note 8 of Q3 2023 carve-out financial statements, most of which will be incurred in the future if the Company starts production from Thacker Pass.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the shares acquired as part of the investment in Green Technology Metals and Ascend Elements, and the GM Tranche 2 Agreements derivative liability which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For additional details about the Company’s financial instruments please refer to the Note 15 of Q3 2023 financial statements.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning that arose to date as a result of exploration activities at Thacker Pass as at September 30, 2023 is $0.6 million. LAC North America has a $1.7 million reclamation bond payable to the BLM guaranteed by a third-party insurance company. The current approved reclamation cost estimate for the October 15, 2021 Thacker Pass plan of operations is $47.6 million. Financial assurance of $13.7 million was placed with the agency in February 2023 prior to initiating construction with the remaining amount to be placed as construction activities progress.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

ESTIMATION UNCERTAINTY AND ACCOUNTING POLICY JUDGMENTS

Please refer to the Company’s annual carve-out financial statements for the year ended December 31, 2022, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the nine months ended September 30, 2023, were substantially the same as those that management applied to the annual carve-out financial statements as at and for the year ended December 31, 2022, other than as described below.

Accounting for the Agreements with General Motors

The Company’s accounting for the agreements with GM, involved judgment, specifically in the Company’s assumption that in the Company’s determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM.

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using the Monte Carlo simulation that required significant assumptions, including expected volatility of Old LAC’s share price.

Commencement of Development of Thacker Pass

The Company determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of the Thacker Pass Feasibility Study on January 31, 2023, the receipt of the favorable ruling from the Federal Court for the issuance of the ROD, and the receipt of notice to proceed from BLM on February 7, 2023. The Company entered into an EPCM agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the Company transferred the capitalized costs of Thacker Pass from exploration and evaluation assets to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, management completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

NEW IFRS PRONOUNCEMENTS

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on Q3 2023 carve-out financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2: Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023. Prospective application is required on adoption. These amendments did not impact the Q3 2023 carve-out financial statements.

Amendments to IAS 12 - International Tax Reform Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, International Tax Reform—Pillar Two Model Rules to clarify the application of IAS 12 Income Taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules and disclosure requirements for the entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception, the use of which is required to be disclosed, applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023. These amendments did not impact the Q3 2023 carve-out financial statements.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Thacker Pass project can be found in (i) the NI 43-101 technical report re-issued by the Company on October 3, 2023, entitled “Feasibility Study: National Instrument 43-101 Technical Report for the Thacker Pass project, Humboldt County, Nevada, USA” (the “Thacker Pass Technical Report”) and (ii) the “Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA” with an effective date of December 31, 2022. The Thacker Pass Technical Report has an effective date of November 2, 2022 and was prepared by Daniel Roth, P.E., Laurie Tahija, QP-MMSA, Eugenio Iasillo, P.E., Kevina Martina, PE., Benson Chow, RM-SME, Walter Mutler, P.E., Kevin Bahe, P.E., Paul Kaplan, P.E., Tyler Cluff, RM-SME and Bruce Shannon, P.E., each of whom is a “Qualified Person” for the purposes of NI 43-101 for the sections of the report that they are responsible for preparing and are independent of the Company. The Thacker Pass Feasibility Study was prepared for LAC by M3 Engineering & Technology Corporation, EXP U.S. Services Inc., Process Engineering LLC, NewFields Mining Design & Technical Services, Wood Canada Limited, Piteau Associates, Sawtooth, a subsidiary of The North American Coal Corporation (NAC), which is a wholly-owned subsidiary of NACCO Industries, Inc. and Industrial TurnAround Corporation, each of which are independent companies and not associates or affiliates of the Company or any associated company of the Company and are “qualified persons” within the meaning of Subpart 1300 of Regulation S-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Copies of the Reports are available on the Company’s website at www.lithiumamericas.com and, as applicable, on the Company’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a “Qualified Person” for purposes of NI 43-101 and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association. Dr. LeBlanc is the Company’s Vice-President of Growth and Product Strategy.

Further information about Thacker Pass, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to the results of the feasibility study, the resources and reserves, and factors that may affect those estimates is available in the above-mentioned Reports.

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

The Company’s Q3 2023 financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This MD&A refers to non-GAAP financial measures “working capital” and expected average annual “EBITDA” with respect to the results of the feasibility study for the Thacker Pass project, which are not measures recognized under IFRS and do not have standardized meanings prescribed by IFRS or by Generally Accepted Accounting Principles (“GAAP”) in the United States.

These non-GAAP financial measures may not be comparable to similar measures used by other issuers.

“Working capital” is the difference between current assets and current liabilities. It is a financial measure that has been derived from the Company’s financial statements and applied on a consistent basis as appropriate. The Company discloses this financial measure because it believes it assists readers in understanding the results of the Company’s operations and financial position and provides further information about the Company’s financial results to investors.

“EBITDA” is an abbreviation for earnings before interest, taxes, depreciation and amortization. The Company believes this measure provides investors with an improved ability to evaluate the prospects of the Company and, in particular, its Thacker Pass project. As the Thacker Pass project is not in production, this prospective non-GAAP financial measure may not be reconciled to the nearest comparable measure under IFRS and the equivalent historical non-GAAP financial measure for the prospective non-GAAP measure or ratio discussed herein is nil$.

These measures should not be considered in isolation or used in substitution for other measures of performance prepared in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of applicable United States securities legislation (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,”

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

“continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this MD&A includes, but is not limited to, information concerning the tax treatment of the separation of old Lithium Americas Corp. into Lithium Americas (Argentina) Corp. (“Lithium Argentina”), which holds the Argentinian businesses, interests, assets and liabilities, and current Lithium Americas Corp. (the “Company”), which holds the North American businesses, interests, assets and liabilities, implemented by way of plan of arrangement and completed on October 3, 2023 (the “Arrangement”); the expected operations, financial results and condition of the Company following the Arrangement; the Company’s future objectives and strategies to achieve those objectives, including the future prospects of the Company as an independent company; the estimated cash flow, capitalization and adequacy thereof for the Company following the Arrangement; the expected benefits of the Arrangement to, and resulting treatment of, shareholders and the Company; the anticipated effects of the Arrangement; the estimated costs of the Arrangement; development of the Thacker Pass Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; expectations regarding accessing funding from the ATVM Loan Program; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the permitting process in the United States for the Thacker Pass Project, including the lawsuit against the BLM filed in February 2023; capital expenditures and programs; estimates, and any change in estimates, of the mineral resources and mineral reserves at the Thacker Pass Project; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and mineral reserves estimates, including whether certain mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on the Thacker Pass Project; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; successful development of the Thacker Pass Project, including successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Thacker Pass Project; the expected capital expenditures for the construction of the Thacker Pass Project; anticipated job creation and workforce hub at the Thacker Pass Project; ability to achieve capital cost efficiencies; the GM Transaction and the potential for additional financing scenarios for the Thacker Pass Project; the expected timetable for completing Tranche 2 of the GM Transaction; the ability of the Company to complete Tranche 2 of the GM Transaction on the terms and timeline anticipated, or at all; the receipt of required stock exchange and regulatory approvals and authorizations, and the securing of sufficient available funding to complete the development of Phase 1 of the Thacker Pass Project, required for Tranche 2 of the GM Transaction; the expected benefits of Tranche 2 of the GM Transaction; the strategic advantages, future opportunities and focus of the Company as a result of the Arrangement; as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. This FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this MD&A, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation: the potential benefits of the Arrangement not being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; the risk that the Arrangement may not be tax-free for income tax purposes and

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

potential significant tax liabilities that the Company may be exposed to if the tax-deferred spinoff rules are not met; the risk of tax indemnity obligations owed by the Company to Lithium Argentina following the Arrangement becoming payable, including as a result of events outside of the Company’s control; the reduced diversity of the Company as a separate company following the Arrangement; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; the potential inability or unwillingness of current shareholders to hold Common Shares following the Arrangement; risks related to the Company’s status as an independent reporting issuer following the Arrangement; the ability of the Company to secure sufficient additional financing, advance and develop the Thacker Pass Project, and to produce battery grade lithium; the respective benefits and impacts of the Thacker Pass Project when production operations commence; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the Company’s ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; continuing support of local communities and the Fort McDermitt Paiute and Shoshone Tribe for the Thacker Pass Project; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company’s operations; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for the Thacker Pass Project, and costs for any additional exploration work at the project; estimates of mineral resources and mineral reserves, including whether certain mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass Project; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance the Thacker Pass Project; the Company’s ability to obtain additional financing on satisfactory terms or at all, including the outcome of the ATVM Loan Program application; government regulation of mining operations and mergers and acquisitions activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; the ability of the Company to satisfy all closing conditions for Tranche 2 of the GM Transaction and complete Tranche 2 of the GM Transaction in a timely manner; and the impact of Tranche 2 of the GM Transaction on dilution of shareholders and on the trading prices for, and market for trading in, the securities of the Company. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the Company’s Form 20-F filed on August 22, 2023, as amended, alternative AIF disclosure document dated September 30, 2023, and interim and annual MD&A for carve-out financial statements available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. All FLI contained in this MD&A is expressly qualified by the risk factors set out in the aforementioned documents. Readers are further cautioned to review the full description of risks, uncertainties and management’s assumptions in the aforementioned documents and other disclosure documents available on SEDAR+ and on EDGAR.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

The Company expressly disclaims any obligation to update FLI as a result of new information, future events or otherwise, except as and to the extent required by applicable securities laws. Forward-looking financial information also constitutes FLI within the context of applicable securities laws and as such, is subject to the same risks, uncertainties and assumptions as are set out in the cautionary note above.